UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                           SUN-TIMES MEDIA GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    86688Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               G. WESLEY VOORHEIS
                            AUTHORIZED REPRESENTATIVE
                                 HOLLINGER INC.
                                10 TORONTO STREET
                                TORONTO, ONTARIO
                                 CANADA M5C 2B7
                                 (416) 363-8721
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 13, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86688Q100

--------------------------------------------------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            Hollinger Inc.

--------------------------------------------------------------------------------------------------------------------------
         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)                                                   (a) ______    (b) ______

--------------------------------------------------------------------------------------------------------------------------
         3. SEC Use Only

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         4. Source of Funds (See Instructions)                                  OO

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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                [_]

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         6. Citizenship or Place of Organization                                Canada

--------------------------------------------------------------------------------------------------------------------------
                      7. Sole Voting Power             2,166,979

Number of Shares
Beneficially
Owned by Each
Reporting Person
With
                    ------------------------------------------------------------------------------------------------------
                      8. Shared Voting Power           13,605,944

                    ------------------------------------------------------------------------------------------------------
                      9. Sole Dispositive Power        2,166,979

                    ------------------------------------------------------------------------------------------------------
                     10. Shared Dispositive Power      13,605,944

--------------------------------------------------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each 15,772,923 Reporting
            Person
--------------------------------------------------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                |_|

--------------------------------------------------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11)                  19.7%

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        14. Type of Reporting Person (See Instructions)                         CO/HC

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                                  Page 2 of 16

                                                                   Page 3 of 16
CUSIP No.  86688Q100

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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            4322525 Canada Inc.

--------------------------------------------------------------------------------------------------------------------------
         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)                                                   (a) ______    (b) ______

--------------------------------------------------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------------------------------------------------
         4. Source of Funds (See Instructions)                                  OO

--------------------------------------------------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                [_]

--------------------------------------------------------------------------------------------------------------------------
         6. Citizenship or Place of Organization                                Canada

--------------------------------------------------------------------------------------------------------------------------
                      7. Sole Voting Power             13,605,944

Number of Shares
Beneficially
Owned by Each
Reporting Person
With
                    ------------------------------------------------------------------------------------------------------
                      8. Shared Voting Power

                    ------------------------------------------------------------------------------------------------------
                      9. Sole Dispositive Power        13,605,944

                    ------------------------------------------------------------------------------------------------------
                     10. Shared Dispositive Power

--------------------------------------------------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each 13,605,944 Reporting
            Person

--------------------------------------------------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                |_|

--------------------------------------------------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11)                  17.0%

--------------------------------------------------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)                         CO/HC

--------------------------------------------------------------------------------------------------------------------------


         This Schedule 13D (this "Statement") is filed by the undersigned and relates to the Class A Common Stock, par value $.01 per share, of Sun-Times Media Group, Inc. (formerly Hollinger International Inc.) (the "Issuer"). Hollinger (as defined below) previously filed a Schedule 13D with the U.S. Securities and Exchange Commission ("Commission") on October 23, 1995, as amended by Amendment No. 1 thereto filed on February 9, 1996, Amendment No. 2 thereto filed on March 8, 1996, Amendment No. 3 thereto filed on June 17, 1996, Amendment No. 4 thereto filed on August 28, 1996, Amendment No. 5 thereto filed on August 11, 1997, Amendment No. 6 thereto filed on June 12, 1998, Amendment No. 7 thereto filed on October 13, 1998, Amendment No. 8 thereto filed on October 22, 1998, Amendment No. 9 thereto filed on March 4, 1999, Amendment No. 10 thereto filed on June 15, 1999, Amendment No. 11 thereto filed on November 19, 1999, Amendment No. 12 thereto filed on March 22, 2001, Amendment No. 13 thereto filed on July 31, 2001, Amendment No. 14 thereto filed on August 19, 2002, Amendment No. 15 thereto filed on January 18, 2004, Amendment No. 16 thereto filed on March 3, 2004, Amendment No. 17 thereto filed on June 24, 2004, Amendment No. 18 thereto filed on June 29, 2004 and Amendment No. 19 thereto filed on July 7, 2004. Such Schedule 13D and amendments thereto (collectively, the "Joint Filing") were jointly filed by Hollinger, Conrad M. Black, The Lord Black of Crossharbour, P.C. (CAN), O.C., K.C.S.G. ("Mr. Black") and The Ravelston Corporation Limited ("Ravelston") (collectively, the "Joint Filers") and, as described in Item 6 of this Statement, Hollinger has determined to no longer file jointly with the other Joint Filers. Although the Joint Filers no longer file jointly, this Statement should be read in connection with the Joint Filing, and Item 3 hereof is based upon Item 3 of the Joint Filing.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates are shares of Class A Common Stock, par value $.01 per share, of the Issuer ("Class A Common Stock"). The principal executive offices of the Issuer are located at 350 North Orleans, Chicago, Illinois 60654.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Hollinger Inc. ("Hollinger") and 4322525 Canada Inc., an indirect wholly-owned subsidiary of Hollinger ("Canada Co", and together with Hollinger, the "Reporting Persons").

         Each of Hollinger and Canada Co is a corporation incorporated under the laws of Canada and each such corporation is a holding company whose principal asset is its equity interest in the Issuer, a newspaper publisher whose assets include the Chicago Sun-Times, a large number of community papers in the Chicago area and a portfolio of new media investments.

         The principal business address for each Reporting Person is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7.

         The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Persons are listed on Schedule I hereto (the "Schedule I Persons").

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors listed on Schedule I, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Hollinger and Canada Co acquired beneficial ownership of the Issuer's securities pursuant to the following transactions with the Issuer: (i) 14,990,000 shares of the Issuer's Class B Common Stock, par value $.01 per share ("Class B Common Stock"), acquired by Hollinger in May 1994 in connection with a recapitalization effected by the Issuer concurrently with the initial public offering of Class A Common Stock; (ii) 33,610,754 shares of Class A Common Stock pursuant to the Share Exchange Agreement dated as of July 19, 1995 between Hollinger and the Issuer (the "1995 Share Exchange Agreement"); and (iii) 3,207,045 shares of Class A Common Stock pursuant to the UniMedia Class A Stock Purchase Agreement, dated as of April 18, 1997, among Hollinger, UniMedia Holding Company ("UniMedia") and the Issuer (the "UniMedia Class A Stock Purchase Agreement") and the UniMedia Class B Stock Purchase Agreement, dated as of April 18, 1997, among Hollinger, UniMedia and the Issuer (the "UniMedia Class B Stock Purchase Agreement"). The foregoing beneficial ownership totals give effect to certain exchange transactions with the Issuer that were completed in August 1997 pursuant to the Amended and Restated First Exchange Agreement, dated as of July 21, 1997, among Hollinger, UniMedia and the Issuer (the "Amended and Restated First Exchange Agreement") and the Second Amended and Restated Second Exchange Agreement, dated as of July 21, 1997, among Hollinger, UniMedia and the Issuer (the "Second Amended and Restated Second Exchange Agreement").

         For information concerning the 1995 Share Exchange Agreement, the UniMedia Class A Stock Purchase Agreement, the UniMedia Class B Stock Purchase Agreement, the Amended and Restated First Exchange Agreement and the Second Amended and Restated Second Exchange Agreement, reference is hereby made to Exhibits 2, 3, 4, 5 and 6 hereto. For further information concerning the foregoing transactions, reference is hereby made to Item 3 of Schedule 13D (Amendment No. 5) filed with the Commission by Hollinger, Ravelston and Mr. Black on or about August 11, 1997.

         In September 1997, Hollinger undertook an internal reorganization which involved, among other things, transferring its holdings in the Issuer among different subsidiaries of Hollinger. As reported in Amendment No. 5 to Schedule 13D, as of August 11, 1997, Hollinger's holdings in the Issuer included securities held by its subsidiaries 3007017 Nova Scotia Limited ("Nova Scotia"), WMT Holding LLC, a Delaware limited liability company ("WMT") and UniMedia.

         On September 17, 1997, Nova Scotia and UniMedia were amalgamated and continued as UniMedia. On September 18, 1997, UniMedia transferred all of its holdings in securities of the Issuer to Canada Co (formerly known as 504468 N.B. Inc., a New Brunswick corporation), except for 2,000,000 shares of the Class B

Common Stock of the Issuer that were retained by UniMedia. On September 19, 1997, WMT wound up and transferred 15,950,000 shares of Class A Common Stock of the Issuer to UniMedia. On September 22, 1997, UniMedia transferred all of its holdings of securities of the Issuer to Hollinger and was dissolved. Giving effect to these transactions, Hollinger and Canada Co's beneficial ownership in the Issuer's securities are as set forth in Item 5 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons beneficially own 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock, which represent, in the aggregate, approximately 70.1% of the combined voting power of all outstanding voting securities of the Issuer. The Reporting Persons are considering proposing changes to the Board of Directors of the Issuer (other than with respect to the Special Committee of the Board of Directors), including nominating one or more members to the Board of Directors of the Issuer and voting all of their shares of Class A Common Stock and Class B Common Stock in favor of such nominee or nominees. As of the date hereof, none of the current members of the Board of Directors of the Issuer were nominated by the Reporting Persons.

         On an on-going basis, the Reporting Persons expect to consider and evaluate the alternatives available with respect to their investment in the Issuer to enhance and maximize value for all shareholders and other stakeholders of Hollinger (which alternatives may include proposing changes to the Board of Directors of the Issuer (other than with respect to the Special Committee of the Board of Directors) and seeking representation on the Board of Directors of the Issuer). The Reporting Persons have in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of the Issuer, as well as other shareholders of the Issuer, regarding the Issuer's business and operations, the Issuer's strategic plan and other matters.

         Other than as set forth herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). However, each of the Reporting Persons reserves the right to change its plans or intentions at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. To the Reporting Persons' knowledge, any of the Schedule I Persons may make the same evaluations and reserve the same rights.

ITEM 5.  INTERESTS IN THE SECURITIES OF THE PURCHASER.

The Reporting Persons
---------------------

(a) The responses set forth on rows 11 through 13 of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in such responses are based on 79,984,088 shares of Class A Common Stock as reported in the Issuer's quarterly report on Form 10-Q filed with the Commission on November 11, 2006, and includes (i) 64,994,088 outstanding shares of Class A Common Stock and (ii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock.

         The aggregate amount of shares beneficially owned by Hollinger, as set forth on row 11 of the applicable cover page of this Statement, is comprised of the following:

                  (i) 782,923 shares of Class A Common Stock, 166,979 of which are held by Hollinger and 615,944 of which are held by Canada Co; and

                  (ii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger and 12,990,000 of which are held by Canada Co.

         Pursuant to Rule 13d-3 under the Exchange Act, Hollinger (by virtue of its relationship with Canada Co) may be deemed to share beneficial ownership of the shares of Class A Common Stock and the shares of Class B Common Stock owned by Canada Co.

(b) The responses set forth (i) on rows 7 through 10 of the cover pages of this Statement and (ii) in Item 5(a) above are incorporated herein by reference.

(c)      None.

(d) The responses set forth in Item 6 relating to the Indentures, the Security Agreement, the Security Agreement Amendment and the Second Priority Notes Security Agreement (each such term defined below) are incorporated herein by reference.

(e)      Not applicable.

Directors and Executive Officers of the Reporting Persons
---------------------------------------------------------

         To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons beneficially own shares of Class A Common Stock as follows:

----------------------------------- --------------------------------------------
NAME                                NUMBER OF SHARES OF CLASS A COMMON STOCK
                                    BENEFICIALLY OWNED
----------------------------------- --------------------------------------------
Stanley M. Beck, Q.C.                                              3,525.67
----------------------------------- --------------------------------------------
Newton G. Z. Glassman                                                   585(1)
----------------------------------- --------------------------------------------

















-------------------------

(1) These 585 shares of Class A Common Stock are beneficially owned by Catalyst Fund General Partner I Inc., a private equity fund managed by Catalyst Capital Group Inc., in respect of which Mr. Glassman is the Managing Partner.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of shares of Class B Common Stock are entitled to ten votes per share and holders of shares of Class A Common Stock are entitled to one vote per share. The holders of shares of Class A Common Stock and shares of Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the shares of Class A Common Stock and the shares of Class B Common Stock at any time dividends are paid on either. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by the Reporting Persons to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically converted into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by the Reporting Persons or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of the Reporting Persons or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all the shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of shares of Class B Common Stock (a "Permitted Transaction").

         Notwithstanding the foregoing paragraph, any holder of shares of Class B Common Stock may pledge such holder's shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into shares of Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

         Hollinger's Articles of Amalgamation dated September 17, 1985, as amended, provide that the holders of Retractable Common Shares of Hollinger (the "Retractable Common Shares") may cause Hollinger to exchange such shares at any time upon demand, subject to certain exceptions, for a number of shares of Class A Common Stock held both directly and indirectly by Hollinger determined pursuant to a formula or cash, at Hollinger's option. The price for such shares (the "Retraction Price") is an amount determined by the Board of Directors of Hollinger (or committee thereof) on a quarterly basis within a range of not less than 90% and not more than 100% of the Current Value (as defined below) on the relevant date divided by the number of Retractable Common Shares outstanding on such date. For these purposes, "Current Value" is defined by reference to the fair market value of all of the assets of Hollinger, less amounts payable upon liquidation to holders of Hollinger's preference shares and certain tax liabilities, all as determined by the Board of Directors of Hollinger. Hollinger has previously stated that employing this range will allow fluctuating market conditions to be taken into account in setting the Retraction Price. Upon receipt of a retraction notice, Hollinger will retract the appropriate number of

Retractable Common Shares by sending to the holder a stock certificate representing that number of shares of Class A Common Stock equal to the applicable Retraction Price divided by the Current Class A Market Price (as defined below) on the retraction date. For these purposes, the "Current Class A Market Price" will be determined primarily by reference to the per share closing price of the Class A Common Stock on the New York Stock Exchange, with such price being converted into the Canadian dollar equivalent. If Hollinger elects to satisfy the Retraction Price in cash, it may do so for all or any part of the shares to be retracted. Hollinger is obligated to satisfy certain conditions with respect to shares of Class A Common Stock delivered as a redemption of Retractable Common Shares, including the effectiveness of a registration statement under the Securities Act of 1933, as amended, with respect to such shares or the availability of an exemption from such registration, and the listing of such shares on each stock exchange on which shares of Class A Common Stock is listed.

         The Series II Preference Shares of Hollinger (the "Series II Preference Shares") are "mirror shares", each of which tracks a number of shares of Class A Common Stock of the Issuer equal to the "Exchange Number". The Exchange Number is subject to adjustment upon the occurrence of certain events, and is currently equal to 0.46. Each Series II Preference Share entitles the holder to a dividend in an amount equal to the Canadian dollar equivalent of the amount of any dividend on the Exchange Number of shares of Class A Common Stock of the Issuer less any U.S. withholding tax thereon payable by Hollinger or any of its subsidiaries. A holder of Series II Preference Shares is entitled to require Hollinger to exchange such holder's Series II Preference Shares for a number of shares of Class A Common Stock for each such Series II Preference Share equal to
(i) the Exchange Number plus (ii) the quotient obtained when the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on shares of Class A Common Stock for which dividends have not been declared on the Series II Preference Shares is divided by the Canadian dollar equivalent of the current market price of the Exchange Number of shares of Class A Common Stock. On receipt of a retraction notice in respect of Series II Preference Shares, Hollinger is entitled to retract all or part of such Series II Preference Shares for a cash payment equal to the Canadian dollar equivalent of the current market price of the Exchange Number of shares of Class A Common Stock plus the amount of the declared and unpaid dividends on the Series II Preference Shares and declared dividends on shares of Class A Common Stock for which dividends have not been declared on the Series II Preference Shares. In the event of a liquidation, dissolution or winding up of Hollinger, the holders of Series II Preference Shares are entitled to (i) the Canadian dollar equivalent of the current market price of shares of Class A Common Stock (payable in shares of Class A Common Stock or cash, at the option of Hollinger) plus (ii) the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on shares of Class A Common Stock for which dividends have not been declared on the Series II Preference Shares.

         Hollinger is currently prevented from honoring retractions of the Retractable Common Shares and the Series II Preference Shares as a consequence of it being in default under the terms of the Indentures (as defined below). As of November 30, 2006, there were retraction notices from holders of 153,846 Retractable Common Shares at a retraction price of $9.00 per share and 211 Retractable Common Shares at a retraction price of $7.25 per share, which Hollinger is unable to complete at the present time.

         On June 11, 2004, Hollinger caused certain shares (the "Escrowed Shares") of Class A Common Stock to be deposited into escrow with Computershare Trust Company of Canada (the "Share Escrow Agent"). The shares of Class A Common

Stock reported in Item 5 of this Statement comprise Escrowed Shares and will be released by the Share Escrow Agent from time to time in order to satisfy retraction requests from the holders of all of the issued and outstanding Series II Preference Shares.

         Pursuant to the Security Agreement (the "Security Agreement"), dated as of March 10, 2003, as amended on September 30, 2004 (the "Security Agreement Amendment"), among Hollinger, RMI (as defined below), Canada Co and Wachovia Trust Company, National Association ("Wachovia"), the Reporting Persons granted to Wachovia a first priority lien on the shares of Class B Common Stock reported in Item 5 of this Statement. The Security Agreement was executed pursuant to the Indenture, dated as of March 10, 2003, as supplemented on September 30, 2004, among Hollinger, RMI, Canada Co, Ravelston, Sugra Limited and Wachovia (the "First Indenture").

         Pursuant to the Second Priority Notes Security Agreement (the "Second Priority Notes Security Agreement"), dated as of September 30, 2004, among Hollinger, RMI, Canada Co and HSBC Bank USA, National Association ("HSBC"), the Reporting Persons granted to HSBC a second priority security interest on the shares of Class B Common Stock reported in Item 5 of this Statement. The
Second Priority Notes Security Agreement was executed pursuant to the Indenture, dated as of September 30, 2004, among Hollinger, RMI, Canada Co, Ravelston, Sugra Limited and HSBC (together with the First Indenture, the "Indentures").

         On January 16, 2004, the Issuer consented (the "Consent") to the entry of a Partial Final Judgment and Order of Permanent Injunction against the Issuer in an action brought by the Commission in the U.S. District Court for the Northern District of Illinois (the "Order"). The Consent and Order provide, among other things, for the appointment of Richard C. Breeden ("Breeden") as Special Monitor of the Issuer in each of the following events (i) the nomination or election to the Board of Directors of any individual without the support of at least 80% of incumbent members of the Board of Directors of the Issuer, (ii) the removal of any of the directors of the Issuer prior to the end of their term, (iii) the removal of any members of the Special Committee of the Issuer as a member of the Board of Directors of the Issuer and (iv) the removal by the Board of Directors of the Issuer of any of the members of the Special Committee as a member of the Special Committee. The Special Monitor's mandate, among other matters, is to protect the interests of the Company's non-controlling stockholders to the extent permitted by law.

         On January 24, 2006, at the Issuer's 2005 Annual Meeting of Stockholders, Hollinger nominated two of its directors to serve as directors of the Company. As a result of Hollinger's 70.1% voting interest, the two nominees were elected to the Issuer's Board of Directors. Since these nominees were not endorsed in accordance with the Order, Breeden became Special Monitor of the Company. These nominees resigned from the Issuer's Board of Directors on July 13, 2006.

         Hollinger has determined to no longer file jointly with the other Joint Filers as a result of the following: (a) the resignation of Mr. Black as Chairman, Chief Executive Officer and a director of Hollinger on November 2, 2004, (b)(i) the placement of Ravelston and Ravelston Management, Inc. ("RMI"), a subsidiary of Ravelston, into receivership by an order of the Ontario Superior

Court of Justice (the "Court") pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"), (ii) the granting of protection to Ravelston and RMI of protection pursuant to the Companies' Creditors Arrangement Act (Canada) by a separate order (the "CCAA Order") and (iii) the appointment of RSM Richter Inc. ("RSM Richter") as receiver and monitor of all assets of Ravelston and RMI and certain affiliated entities and (c) the commencement of certain litigation among Hollinger, Mr. Black and the Ravelston Entities (as defined below). On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares (collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). On June 12, 2006, the Court appointed RSM Richter as receiver and manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of Ravelston. The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares. The Court has extended the stay of proceedings against the Ravelston Entities to June 8, 2007.

         Except for the agreements described in response to this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 (as it relates to the Schedule I Persons, to the Reporting Persons' knowledge) and between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The foregoing descriptions of the Security Agreement, the Security Agreement Amendment, the Second Priority Notes Security Agreement, Consent and Order do not purport to be complete and are qualified in their entirety by reference to the full text of thereof, which are filed as Exhibit 7, 8, 9, 10 and 11 hereto, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit No.   Description
        -----------   ----------------------------------------------------------

             1. Joint Filing Agreement, dated as of February 13, 2007, between Hollinger Inc. and 4322525 Canada Inc. (filed herewith).

             2. Share Exchange Agreement, dated as of July 19, 1995, between Hollinger Inc. and American Publishing Company (incorporated by reference to the definitive proxy statement of Sun-Times Media Group, Inc., dated September 28, 1995).

             3. UniMedia Class A Stock Purchase Agreement, dated as of April 18, 1997, among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc. (incorporated by reference to Exhibit 14 of Amendment No. 5 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black on August 11, 1997).

             4. UniMedia Class B Stock Purchase Agreement, dated as of April 18, 1997, among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc. (incorporated by reference to Exhibit 15 of Amendment No. 5 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black on August 11, 1997).

             5. Amended and Restated First Exchange Agreement, dated as of July 21, 1997, among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc. (incorporated by reference to Exhibit 16 of Amendment No. 5 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black on August 11, 1997).

             6. Second Amended and Restated Second Exchange Agreement, dated as of July 21, 1997, among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc. (incorporated by reference to Exhibit 17 of Amendment No. 5 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black on August 11, 1997).

             7. Security Agreement, dated as of March 10, 2003, among Hollinger Inc., Ravelston Management Inc., 504468 N.B. Inc. and Wachovia Trust Company, National Association (incorporated by reference to Exhibit 99.33 of Amendment No. 15 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black, The Lord Black of Crossharbour, P.C. (Can), O.C., K.C.S.G, on January 20, 2004).

        Exhibit No.   Description
        -----------   ----------------------------------------------------------

             8. First Amendment to Security Agreement, dated as of September 30, 2004, among Hollinger Inc., Ravelston Management Inc., 504468 N.B. Inc. and Wachovia Trust Company, National Association (filed herewith).

             9. Second Priority Notes Security Agreement, dated as of September 30, 2004, among Hollinger Inc., Ravelston Management Inc., 504468 N.B. Inc. and HSBC Bank USA, National Association (filed herewith).

            10. Consent of Defendant Hollinger International Inc., dated January 16, 2004 (incorporated by reference to Exhibit
                      99.3 of the Current Report On Form 8-K filed by Hollinger International Inc. on January 16, 2004).

            11. Partial Final Judgment and Order of Permanent Injunction and Other Equitable Relief, dated January 16, 2004 (incorporated by reference to Exhibit 99.4 of the Current Report On Form 8-K filed by Hollinger International Inc. on January 16, 2004).

            12. Power of Attorney, dated as of February 13, 2007, between Hollinger Inc. and G. Wesley Voorheis (filed herewith).

            13. Power of Attorney, dated as of February 13, 2007, between 4322525 Canada Inc. and G. Wesley Voorheis (filed herewith).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

                                          HOLLINGER INC.

                                          By: /s/ G. Wesley Voorheis
                                              ---------------------------------
                                              Name: G. Wesley Voorheis
                                              Title: Authorized Representative

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

                                          4322525 CANADA INC.

                                          By: /s/ G. Wesley Voorheis
                                              ---------------------------------
                                              Name: G. Wesley Voorheis
                                              Title: Authorized Representative

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation or employment (including the name and principal business of any corporation or other organization in which such employment is conducted) and (v) principal business address of each of the directors and executive officers of Hollinger are listed below:

DIRECTORS

(i)      Randall C. Benson

(ii)     Director, Chief Restructuring Officer

(iii)    Canada

(iv)     Chief Restructuring Officer, Hollinger Inc.

(v)      10 Toronto Street, Toronto, Ontario, Canada M5C 2B7



(i)      Newton G. Z. Glassman

(ii)     Director

(iii)    Canada

(iv)     Managing Partner, Catalyst Capital Group Inc.

(v) 79 Wellington Street West, Maritime Life Tower, TD Centre, Suite 3475, Toronto, Ontario, Canada M5K 1J3



(i)      Stanley M. Beck, Q.C.

(ii)     Director

(iii)    Canada

(iv)     President, Granville Arbitrations Limited

(v)      Suite 500, 70 Bond Street, Toronto, Ontario, Canada M5B 1X3

(i)      David A. Rattee

(ii)     Director

(iii)    Canada

(iv)     Chairman, President and Chief Executive Officer, CIGL Holdings Ltd.

(v)      Suite 1000, 33 Yonge Street, Toronto, Ontario, Canada M5E 159



(i)      David W. Drinkwater

(ii)     Director

(iii)    Canada

(iv)     Chief Legal Officer, Nortel Networks Corporation

(v)      195 The West Mall, Toronto, Ontario, Canada M9C 5K1



(i)      Patrick W. E. Hodgson

(ii)     Director

(iii)    Canada

(iv)     President, Cinnamon Investments Ltd.

(v)      60 Bedford Road, 2nd Floor, Toronto, Ontario, Canada M5R 2K2



(i)      G. Wesley Voorheis

(ii)     Director

(iii)    Canada

(iv)     Managing Director, VC & Co. Incorporated

(v)      Suite 908, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1

EXECUTIVE OFFICERS

(i)      Randall C. Benson

(ii)     Director, Chief Restructuring Officer

(iii)    Canada

(iv)     Chief Restructuring Officer, Hollinger Inc.

(v)      10 Toronto Street, Toronto, Ontario, Canada M5C 2B7



(i)      Ronald B. Mitchell

(ii)     Acting Chief Financial Officer

(iii)    Canada

(iv)     Acting Chief Financial Officer, Hollinger Inc.

(v)      10 Toronto Street, Toronto, Ontario, Canada M5C 2B7

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation or employment (including the name and principal business of any corporation or other organization in which such employment is conducted) and (v) principal business address of each of the directors and executive officers of Canada Co are listed below:


DIRECTORS

(i)      Randall C. Benson

(ii)     Director, President, Secretary

(iii)    Canada

(iv)     Chief Restructuring Officer, Hollinger Inc.

(v)      10 Toronto Street, Toronto, Ontario, Canada M5C 2B7



(i)      G. Wesley Voorheis

(ii)     Director, Chairman

(iii)    Canada

(iv)     Managing Director, VC & Co. Incorporated

(v)      Suite 908, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1



(i)      Stanley M. Beck, Q.C.

(ii)     Director

(iii)    Canada

(iv)     President, Granville Arbitrations Limited

(v)      Suite 500, 70 Bond Street, Toronto, Ontario, Canada M5B 1X3



(i)      David A. Rattee

(ii)     Director

(iii)    Canada

(iv)     Chairman, President and Chief Executive Officer, CIGL Holdings Ltd.

(v)      Suite 1000, 33 Yonge Street, Toronto, Ontario, Canada M5E 159

EXECUTIVE OFFICERS

(i)      Randall C. Benson

(ii)     Director, President, Secretary

(iii)    Canada

(iv)     Chief Restructuring Officer, Hollinger Inc.

(v)      10 Toronto Street, Toronto, Ontario, Canada M5C 2B7